UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 13, 2019	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Provides Update on Regulatory Status of Viaskin Peanut for the Treatment of Peanut-Allergic Children 4 to 11 Years of Age

Progress made to date to enable BLA resubmission in Q3 2019

Company to hold conference call today, February 13th, at 4:30 ET / 22:30 CET

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that its planned resubmission of the Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for Viaskin Peanut in the treatment of peanut-allergic children 4 to 11 years of age is anticipated in the third quarter of 2019.

“We appreciate the detailed feedback the FDA provided in December 2018, which has allowed us to make meaningful headway in addressing the information requests needed for a BLA resubmission,” said Daniel Tasse, Chief Executive Officer of DBV Technologies. “We are working diligently on our Viaskin Peanut BLA, bringing us one step closer to potentially providing an FDA-approved treatment for peanut-allergic children and their families.”

In December 2018, DBV voluntarily withdrew its BLA for Viaskin Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls. Based on the progress in addressing the FDA’s guidance, the Company anticipates compiling the required information for the resubmission of its Viaskin Peanut BLA in the third quarter of 2019.

Viaskin Peanut previously received Breakthrough and Fast Track designations for the treatment of peanut-allergic children from the FDA in 2015 and 2012, respectively.

Conference Call Information

The Company will host a conference call to discuss this update on February 13th, 2019 at 4:30 PM ET (22:30 CET). The conference call may be accessed by dialing 1 (888) 424-8151 for U.S. callers and 1 (847) 585-4422 for international callers. The passcode for the call is 6564 506#. A replay of the call will be available for 30 days following the call. The replay number is 1 (888) 843-7419 in the United States and 1 (630) 652-3042 internationally. The conference call ID number is 6564 506#.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the potential of Viaskin Peanut and the Company’s regulatory plans regarding Viaskin Peanut, particularly with respect to the Company’s expectations regarding its plan to resubmit its BLA to the FDA and whether any additional clinical trials may be required to support the BLA resubmission. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties related to the Company’s ability to address the concerns raised by the FDA with respect to its BLA, as well as those associated with regulatory reviews and approvals and clinical trials more generally. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com